 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      30 September 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C. Forward
Title: Assistant Secretary

Date: September 30, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

on 30 September 2004 and other announcements for the month of September 2004

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange:

DATE            DETAILS

30.9.04           NGT Close period trading update for the six months ended September 2004

28.9.04           LTIS Operation

28.9.04           ESOP Operation

20.9.04           NGT's Exec. Directors' share interests (ESOP operation - One Director, N P. Winser, exercises Sharematch options

20.9.04           NGT's Exec Directors' share interests (Quest operation - One Director, N P Winser, exercises Sharesave options)

10.9.04           Directors Share Purchase (S. Pettit)

8.9.04           Directors Interests - Share Incentive Plan - monthly update

6.9.04           Quest Operation

6.9.04           LTIS operation

1.9.04           Quest Operation

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

on 30 September 2004 and other announcements for the month of September 2004.

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

30 September 2004

                                           National Grid Transco close period trading update
                                              for the six months ended 30 September 2004

                                                     Continued strong performance

National Grid Transco plc (the "Group") is today issuing its trading update prior to entering its close period and the announcement of its interim results on Thursday 18 November 2004.

In line with our expectations, Group operating performance has been strong.  However, as anticipated, operating profit will be impacted by the planned year-on-year increase in expenditure on the replacement of UK gas mains, most of which has taken place in the first half, and period-on-period weakness in the US dollar. Hence overall Group operating profit (excluding exceptional items and goodwill amortisation) will be marginally lower than the same period last year.

Group profit before tax (excluding exceptional items and goodwill amortisation) is expected to be slightly ahead of the same period last year, reflecting the beneficial impact on the Group's interest charge of continued debt management and the weaker dollar.

The effective tax rate on profit before tax (excluding exceptional items and goodwill amortisation) is anticipated to be similar to last year's rate.

On 31 August,  the Group completed the 1.1bn pounds  acquisition of the UK operations of Crown Castle  International,  Inc.. Net debt will be higher than at the  year-end,  mainly reflecting  the cost of this acquisition,  the normal first half seasonal cash outflow and some strengthening of the US dollar since 31 March 2004.

Also on 31 August, the Group announced the sale of four UK gas distribution  networks.  The sale process is expected to complete in
April 2005.

Note

In our full year results,  we indicated that we would  implement FRS20  (accounting for share based payments) and provided  information on the  expected  financial  impact.  We have now  implemented  FRS20.  To align with our  presentation  of the full year  results  for
2003/04,  we have also reclassified  losses on disposal of fixed assets in the prior half year from exceptional items and included them within the  depreciation  charge.  The net effect of these changes is shown in the table below.  All  comparisons in this statement are against the restated figures for the prior period.

Six months to 30 September 2003          Operating profit (before  exceptional  Earnings (before  exceptional  items items  and  goodwill  amortisation  )  and goodwill amortisation) (m pounds)
                                         (m pounds)
As previously reported                                    815                                   299
FRS20                                                    (12)                                   (12)
Losses  on  disposal   reclassified  to                  (20)                                   (20)
depreciation
Restated                                                  783                                   267

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with the Group, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the proposed disposal by National Grid Transco of 4 of its UK gas distribution network(s) and any adverse consequences arising from outages on or otherwise effecting energy networks owned and/or operated by
National Grid Transco.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see
National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and
"Operating and Financial Review" sections filed with its most recent annual report on Form 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts

Investors
Alexandra Lewis   +44 (0)20 7004 3170       +44 (0)7768 554879(m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139(m)
Richard Smith     +44 (0)20 7004 3172       +44 (0)7747 006321(m)
Bob Seega (US)    +1 508 389 2598

Media
Clive Hawkins     +44 (0)20 7004 3147       +44 (0) 7836 357173(m)

Citigate Dewe Rogerson                               +44 (0)20 7638 9571
Anthony Carlisle                                     +44 (0)7973 611888(m)

28 September 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------
NGT received a notification yesterday from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 1,090 shares by participants on 24 and 27 September
2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 374,582 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

28 September 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Urwin and N Winser) ceased to be technically interested in a total of 5,659 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 24 September 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (0207 004 3226)

20 September 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Urwin and N Winser) ceased to be technically interested in a total of 3,546 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 17 September 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

One of NGT's Directors, Mr N P Winser was the participant involved. The 3,546 shares were transferred to him on exercising the
Sharematch options granted under the National Grid Share Matching Scheme in 1999, 2000 and 2001.
His total personal interest in NGT shares is unchanged.

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid Transco plc (NGT)
20 September 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 172,055 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
One of NGT's Directors, Mr N P Winser, was a participant to whom shares were transferred from the Quest on exercising his Sharesave scheme option for 5,007 shares, granted in 1999, on its five year maturity.
His total personal interest is unchanged.

Contact: D C Forward, Assistant Secretary (0207 004 3226).

10 September 2004
National Grid Transco plc (NGT)
------------------------------------------
Directors' Share Purchase

We have been notified that Stephen Pettit, Non-Executive Director of NGT, yesterday purchased in his own name, 1,125 NGT ordinary shares, at 460.5 pence per share.
This transaction increases his total interest to 3,000 shares.

National Grid Transco plc (NGT)
8 September 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 69,855 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday, at a price of 468 pence per share.

The undermentioned executive directors of NGT, together with some 3,860 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             27                          630,061
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 27                        1,375,649
------------------------------- ---------------------------- ----------------------------

National Grid Transco plc (NGT)
6 September 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 78,633 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: H A Richardson, Company Secretariat (020 7004 3219).

6 September 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------
NGT received a notification today from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 81 shares by participants on 3 September 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 375,672 NGT shares held by the Trustee.
(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)
Contact: Richard Eves, Assistant Secretary (020 7004 3225)

National Grid Transco plc (NGT)
1 September 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 929,888 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: H A Richardson, Company Secretariat (020 7004 3219).